Exhibit 14
National Bancshares Corporation
Code of Business Conduct and Ethics
          National Bancshares Corporation/First National Bank has adopted the following Code of Ethics for its Directors, Officers and Employees. This code is designed to protect and assist these parties in handling information and certain transactions that might undermine the high ethics and integrity of the organization. It is also written to follow the Bank Bribery Statute, passed by Congress, which restricts us, under penalty of law, from accepting certain gifts and fees. The Bank’s ability to maintain the customer’s confidence in the service we provide is dependent on the careful observation of this policy. Violations of the Code of Ethics Policy will be brought to the attention of Senior Management and may result in the possibility of disciplinary action up to and including termination.
CONFIDENTIAL INFORMATION
          In the course of performing bank duties, Bank employees acquire confidential information considered to be extremely sensitive by customers. This information shall not be revealed to unauthorized persons nor shall customer’s finances be discussed with others within the Bank unless their duties require the information. Information about customers can be released only when authorized by the customer or subpoenaed by a court, by the IRS, or bank regulatory agencies and then the information released must be accurate and within the confines of the release-authorizing document. Confidential information should always be properly safeguarded or destroyed as applicable.
          When a customer names the Bank as a credit reference, this is authority to release credit information. Banks also share credit information with each other. This sharing is only done to support credit decisions, and the sharing is based on assurances that source confidentiality will be protected and that the information is accurate and not misleading. The inherent conflict between the customer’s right to confidence and privacy and the need for creditors to share credit experience should be recognized. This conflict cannot be entirely resolved, but by exercising extreme care when exchanging credit information we can mitigate its consequences.
CONFLICTS OF INTEREST
          Confidential information about bank customers that reflects favorably or adversely on the investment value of any business enterprise is “insider” information. It must not be used for personal investment advantage or provided to others for their investment advantage.
          A Bank employee should not represent the Bank in any transactions where he or she has a material connection or a financial interest. Examples of material connections would include relatives or close personal friends— whether the transaction involves them as individuals or as principals in a firm doing business with the Bank. An example of a financial interest would be an employee’s involvement as a proprietor, partner, or principal in a firm doing business with the Bank. If an employee is involved in such a transaction, it must be handled at arms length on the same terms and at the same pricing as any other customer. If the transaction is of a substantial nature, then another officer must be involved. Documentation requirements for insider transactions are the same as for other customer transactions.
          Bank employees should avoid taking part in transactions involving any of the above circumstances. By “transactions”, we are referring to not only the making of loans, but also about approval of overdrafts, accepting checks on uncollected funds, waiving of NSF, overdraft or late charges, waiving the requirement for financial statements or collateral documents and processing transactions for your personal banking and for organizations that you are affiliated. When there is a potential conflict of interest, ask someone else in the Bank to handle the transaction. Any questions regarding transactions involving employees or directors should be directed to the Bank President.
          Bank property and facilities cannot be used for personal use without permission of Senior Management.
          The Bank employee that accepts directorship or has controlling interest in a for-profit organization shall notify Bank management of this information. An employee must not accept directorship or employment with a company that is deemed to be a direct competitor of the Bank. Charitable and nonprofit organizations are exceptions to this general requirement unless they are a direct competitor.
RULES ON GIFTS, FEES, LEGACIES, LOANS AND INVESTMENTS
          A Bank employee should not accept a loan from a Bank customer or supplier, unless it is a family loan. This rule does not apply to loans from banks or other financial institutions on customary terms to finance proper credit needs.
          A Bank employee should not accept a fee for performing any service that the Bank routinely performs.
          It is improper for a Bank employee to accept a gift from a customer or from any other person seeking a relationship with the Bank. This rule does not apply to (a) food, refreshments or entertainment at luncheon or business meetings, (b) advertising or promotional material of value, (c) awards from charitable organizations, or (d) gifts of nominal value given on special occasions such as Christmas. (Nominal value is a value that would be within the employee’s ability to reciprocate on a personal basis or with a legitimate claim to the Bank for reimbursement under similar circumstances.)
          A Bank employee should not sell anything to a customer at a value in excess of its worth nor should he or she purchase anything from a customer at a price below its worth. (Acceptance of discounts or rebates on merchandise is permitted if they are available to other customers of the firm.) This paragraph would not apply to sales between members of the same family.
          A Bank employee should not indirectly perform any act that these rules prohibit directly. For example, it is just as wrong to arrange for a member of the family to receive a gift as it is for the employee to accept the gift directly.
          It is advisable to refrain from investing in a Bank customer’s business, and it is improper for a Bank employee to subscribe to new issues of stock in a Bank customer’s business. This does not apply to stock of publicly held corporations.
          Speculative investing such as playing the commodities market, margin buying, short accounts, puts, calls, or combinations are not advisable for Bank employees.
LAWS, RULES AND REGULATIONS
          All directors, officers and employees will abide by all applicable local, state and federal laws, rules and regulations. All violations, including illegal or unethical behavior, will be reported to the President and the Audit Committee immediately. The President will take appropriate action and will keep all records of each case.
OUTSIDE ACTIVITIES
          All employees involved in outside employment of any nature or participation in the affairs of an outside organization must notify the Human Resource Department. If there is a potential appearance of a conflict of interest then such employment or participation may be prohibited. Specific types of outside activities that raise conflict of interest questions include:

1.	Employment by a firm that competes with the Bank

2.	Preparation of any material that will be presented to the Bank by an entity seeking a loan

3.	Rendering investment advice

4.	Rendering accounting and tax services

5.	Selling real estate

6.	Selling insurance

7.	Use of Bank equipment, supplies, or facilities

8.	Performing any services that the Bank may customarily have performed
Additional Section for Directors:
DIRECTORS’ CODE OF CONDUCT
          The directors of this bank were elected to serve the needs of the stockholders, the community, the Bank’s customers, and the Bank’s employees. Legal, regulatory, and ethical considerations make it mandatory that directors avoid most of the provisions contained in the Code of Ethics policy outlined herein. In addition, directors must:
1.	Avoid involvement of any kind in the credit approval process when the credit being considered will directly or indirectly benefit the director. (This policy includes loans, overdrafts, immediate credit of funds, and any other form of credit.)

2.	Disclose to the President and to the Board any actual or potential conflicts of interest as soon as the situation arises. (This includes disclosure of any material interest in the business of a borrower, an applicant, or any other Bank customer. It also includes any gift or monetary offers made for the purpose of influencing a bank decision.)

3.	Use only arm’s length transactions when buying, selling, or leasing assets or services to the Bank. (It is Bank policy to contract for assets and services using only arm’s length transactions that are in the best interest of the Bank. Directors are asked to honor this policy and to refrain from asking for special considerations as the Bank contracts for assets or services.)
BRIBERY
          All attempted bribes will be reported to the President immediately. The President will then take appropriate action and will keep written records of each case. Written records will also be kept in the President’s office of all waivers granted under this policy statement, and the President’s office will keep all such documents on file for three years.
CODE OF ETHICS FOR FINANCIAL EXECUTIVES
          The President and Vice President and Treasurer bear a special responsibility for promoting integrity throughout the Company. They must adhere to and advocate the following principles and responsibilities governing professional and ethical conduct.
1.	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

2.	Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to government agencies and in other public communications.

3.	Comply with rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies.

4.	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.

5.	Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one’s work will not be used for personal advantage. Share knowledge and maintain skills important and relevant to customer and co-worker’s needs.

6.	Proactively promote ethical behavior as a responsible partner among peers, in the work environment and in the community.

7.	Maintain due care of and control over all assets and resources employed or entrusted.